Exhibit 10.1

Brendan McCracken

500 Centre St SE

Calgary, AB T2P 2S5

June 8, 2021

Dear Brendan,

This letter will confirm your appointment as President & Chief Executive Officer, based in Denver, and reporting to Ovintiv's Board of Directors (the "Board") effective August 1, 2021. In addition to your appointment as President & Chief Executive Officer of Ovintiv, you agree to the anticipated appointment as a director and officer of Ovintiv or any of Ovintiv’s affiliates for no additional remuneration.

Compensation and Benefits

All compensation items in this appointment letter are in US dollars and will be less required withholdings. Your annual base salary, annual allowance, and cash bonus will be paid in accordance with Ovintiv's usual payroll practices. In addition, your annual base salary, performance, and other compensation items will be reviewed annually by the Board.

1.	Your annual base salary will be $1,000,000 paid semi-monthly. Your annual base salary, as adjusted from time to time, shall be referred to as the "Annual Salary".

2.	You will receive an annual allowance of $36,000. (the "Annual Allowance"), paid semimonthly.

3.	You are eligible for Company provided parking in an assigned stall in Republic Plaza with an associated taxable benefit.

4.

You will continue to participate in Ovintiv's annual Short-Term Incentive Program ("STI"), with an annual target of 125% of your Annual Salary. The payment and amount of your STI award will be determined by the Board, based on its assessment of your achievement with respect to Ovintiv performance targets and individual performance, and such award being subject to Board discretion. As a participant in the STI program, you have the potential to receive from zero to two (2) times your STI target. Your STI award for 2021 will be prorated to reflect the portion of 2021 worked in the position of President and the portion of the year worked in the position of President and CEO.

5.

You will continue to participate in Ovintiv's Long-Term Incentive Program ("LTI') which is granted annually. Upon appointment, you will receive an LTI award with an expected value of $3,250,000 consistent with your target annual LTI award with an expected value of $6,750,000 through the annual grant program.

6.

You will participate in Ovintiv's United States benefits program, which includes participation in Ovintiv's 401k Plan, flexible Benefits Plan and Investment Plan with employer match. Your participation in the Canadian benefits program will cease.

7.	An annual Comprehensive Medical Assessment (up to a maximum of $5,000).

8.	Eleven (11) observed statutory holidays per calendar year.

9.	Vacation eligibility in accordance with Ovintiv's vacation policy with a current eligibility of six (6) weeks per year.

10.

You will be provided an annual travel allowance of $100,000 for personal use of the company aircraft. Amounts charged from the travel bank will be considered imputed income and will be considered a Taxable Benefit. The travel allowance will be prorated for 2021.

Ovintiv evaluates its compensation and benefits programs from time to time and therefore the terms of these programs, including those outlined above, are subject to change during the course of your employment.

Relocation Assistance

You are required to relocate to Denver, Colorado for the position of President & Chief Executive Officer with Ovintiv. It is expected that your move will occur prior to August 1, 2021 and to support in you your relocation, we will be offering the following:

1.	A lump sum cash payment of $220,875, less required statutory deductions, to allow you to plan and execute your relocation.
2.	The movement of your personal household goods using our relocation vendor, Corporate Relocations.
3.	Immigration consulting services, including the expenses associated with visa and Green Card applications for you and your family.
4.	Income tax services including the expenses associated with tax planning advice and the preparation of Canadian and U.S. tax returns, in accordance with our cross-border worker practice.

Non-competition and non-solicitation

You will occupy a unique position of trust and confidence with Ovintiv and will maintain close working relationships with our customers, suppliers and employees. In consideration of this appointment and compensation referenced herein, you agree that during your employment with us and for one (1) year following the cessation of your employment (regardless of the reason for cessation), you will not, directly or indirectly, individually or in concert with or through any other person, own, manage, operate, control, be employed by, be a director of, work on behalf of, assist (financially or otherwise), provide consulting or any other services for, or be interested or connected in any manner with the ownership, management, operation, promotion or control of any person which is engaged in any related business which is the same as or similar to the business of Ovintiv (a "Related Business") in the provinces of Alberta and British Columbia, and the states of Texas, Oklahoma, North Dakota, Utah, and Colorado.

As a further term of this appointment, you agree that during your employment with us and for two (2) years following the cessation of your employment (regardless of the reason for cessation), you will not directly or indirectly solicit, induce or divert any customer, supplier or employee of Ovintiv to terminate his or her employment or relationship with Ovintiv, or influence or attempt to influence any of the customers or suppliers to transfer his, her or its business from Ovintiv to any person or company engaged in a Related Business.

The parties acknowledge that that these provisions are reasonable and are required to protect Ovintiv's business interests, and if any provision is declared unenforceable or invalid that such portion(s) shall be severed from this offer and the remaining provisions shall remain in force and binding.

Termination of Employment

Ovintiv wishes to provide certain protections to you if your employment is terminated without Cause ("Cause*' is defined as anything that would constitute "just cause" for the summary dismissal of your employment at common law), or there is Good Reason ("Good Reason" is defined as a material adverse change in your employment terms following a Change of Control) and you elect to leave Ovintiv as a result of the Good Reason. In such a circumstance, and subject to you resigning from all roles that you hold as an officer and director of Ovintiv and its affiliates and signing a full and final release (in a form satisfactory to Ovintiv), Ovintiv will pay you in a lump sum a severance payment calculated as follows:

a)	two (2) times your then Annual Salary;

b)	two (2) times your then Annual Allowance;

c)	two (2) times Ovintiv's annual cost of group benefits;

d)	two (2) times (i) the average of the STI awards paid to you over preceding years, not to exceed three (3) years.

All LTI grants will be treated in accordance with their respective plans.

We will update your current change of control agreement which provides protection in the event of termination for Good Reason following a Change of Control to reflect your new position and work location. In the event you elect to leave for Good Reason following a Change of Control you would be paid the severance as if your employment had been terminated without Cause.

If a payment made hereunder would constitute an "excess parachute payment" that is subject to Section 280G of the Internal Revenue Code of 1986, as amended, such payment shall be reduced to the highest level such that the payment no longer constitutes an "excess parachute payment" and the amount of such reduction shall be forfeited. The determination of whether any payment under this offer letter or change of control agreement is an "excess parachute payment" shall be made by the Board in its sole discretion and in good faith.

On behalf of the Board, I look forward to working with you in your new role.

Sincerely,

Ovintiv Inc.

/s/ Peter Dea

Peter Dea

Board Chair